Exhibit 3.2

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

Standard Silver Corporation

The undersigned natural person, acting as incorporator of the corporation under the Nevada Revised Statutes, adopts the following Articles of Incorporation for such corporation.

ARTICLE I

Name.  The name of the corporation is “Standard Silver Corporation” (hereinafter, the “Corporation”).

ARTICLE II

Period of Duration.  The period of duration of the Corporation is perpetual.

ARTICLE III

Purposes and Powers.  The purpose for which the Corporation is organized is to engage in any and all lawful business.

ARTICLE IV

Common Capitalization.  The Corporation shall have the authority to issue 100,000,000 shares of common voting stock having a par value of $0.01 per share.  All common voting stock of the Corporation shall be of the same class and shall have the same rights and preferences.  Fully paid stock of the Corporation shall not be liable for further call or assessment.  The authorized shares shall be issued at the discretion of the Board of Directors of the Corporation.

Preferred Capitalization.  The Corporation shall also have authority to issue 10,000,000 shares of preferred stock having a par value of $0.001 per share.  The Board of Directors shall, by resolution and amendment to these Articles of Incorporation and without further approval of the stockholders of the Corporation, prescribe the classes, series and the number of each class or series of such preferred stock and the voting powers, designations, preferences, limitations, restrictions and relative rights of each such class or series.

ARTICLE V

Directors.  The Corporation shall be governed by a Board of Directors consisting of no less than one director nor more than 10 directors, as determined by the Board of Directors.

ARTICLE VI

Control Share Acquisitions.  The provisions of NRS 78.378 to 78.3793, inclusive, are not applicable to the Corporation.

ARTICLE VII

Written Consent to Action by Shareholders.  Any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting, if a consent in writing, setting forth the action so taken, shall be signed by shareholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required.

ARTICLE VIII

Indemnification of Directors and Executive Officers.  To the fullest extent allowed by law, the directors and executive officers of the Corporation shall be entitled to indemnification from the Corporation for acts and omissions taking place in connection with their activities in such capacities.

/s/ DANIEL GORSKI
Daniel Gorski